Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

March 25, 2014

Triangle Petroleum Corporation

1200 17th St., Suite 2600
Denver CO 80202

Re:                              Reserves Audit

Triangle Petroleum Corporation Interests

Total Proved Reserves as of January 31, 2014

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Cash Flows

Gentlemen:

At the request of Triangle Petroleum Corporation (Company), Cawley, Gillespie & Associates, Inc. (CG&A) has conducted a reserves audit of Company estimates of proved reserves and projected future cash flows (excluding income taxes) as of January 31, 2014 (the “Effective Date”) and attributable to the Company’s oil and gas properties. The Company’s common stock is publicly traded under the symbol TPLM on the NYSE MKT stock exchange. The purpose of this report is for its inclusion in TPC’s Annual Report for the year ended January 31, 2014 being filed on Form 10-K with the U.S. Securities and Exchange Commission (“SEC”).

CG&A examined 100% of the Company’s estimates of proved reserves. Approximately 99.5% of the Company’s proved reserves are for oil and gas properties in various fields in North Dakota. The remainder is for an interest in a Montana producing well near the North Dakota border.

Our examination included all methods and procedures as we considered necessary under the circumstances to render the opinion set forth herein. The estimates as prepared by the Company and audited by CG&A are summarized as follows:

					Cumulative
	Net Reserves				Cash Flow
	Oil	Natural Gas	NGL	Net	Disc. @ 10%
	(Mbbls)	(MMcf)	(Mbbls)	MBOE	(M$)
Total Proved	31,915.2	26,503.3	3,981.2	40,313.6	677,904.6
Proved Developed Producing	12,776.9	10,206.8	1,331.7	15,809.7	448,708.9
Proved Developed Non-Prod.	956.9	722.9	108.2	1,185.6	23,055.3
Proved Undeveloped	18,181.4	15,573.7	2,541.4	23,318.4	206,140.5

The Company’s Reservoir Manager is the technical person primarily responsible for overseeing the preparation of the Company’s reserve estimates. The Company and the Reservoir Manager represent that he (i) has been a Petroleum Engineer since 1995, (ii) has 19 years’ experience as a petroleum engineer, (iii) is a member of the Society of Petroleum Engineers and (iv) holds an undergraduate degree in petroleum engineering.

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes.  In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its cumulative discounted cash flow or “present worth”.  The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate.  Oil volumes are expressed in barrels (42 U.S. gallons).  Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Our audit involved proved reserves only and did not include any probable or possible reserves, nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Hydrocarbon Pricing

The base SEC oil, gas and NGL prices calculated by the Company for January 31, 2014 were $97.49 per barrel, $3.73 per MMBTU and $54.25 per barrel, respectively.  As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil, gas and NGL prices are based upon WTI-Cushing (OK), Henry Hub (LA) and Conway (KS) spot prices, respectively, as published by Bloomberg for February 1, 2013 through January 1, 2014.

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties were estimated to be $93.09 per barrel for oil, $3.986 per MCF for gas and $44.10 per barrel for NGLs. At January 31, 2014, a portion of the Company’s sales of natural gas are before gas processing, whereby the BTU content and sales value of the gas at point of sale are higher than the base price at Henry Hub. At January 31, 2014, the Company had no derivative instruments designated as price hedges, and therefore, the potential effects of derivative instruments designated as price hedges of oil and gas volumes are not reflected in the Company’s future cash flows related to proved reserves in accordance with SEC guidelines.

Commercial Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by the Company and were reviewed by us for reasonableness.

The future per-well operating expenses for proved reserves reflect economic conditions at January 31, 2014 whereby fixed and variable cost rates at that date were applied to existing and expected operations of the wells, including allowance for repairs and maintenance, based on analysis of historical monthly operating expenses in the year ended January 31, 2014 and agreements in place at January 31, 2014.  These operating expenses include only those costs directly applicable to the leases or wells.  For non-operated properties, the operating expenses include the COPAS overhead costs that are allocated directly to the leases and wells under terms of joint operating agreements.

Investments applied by the Company for future development are based on authorizations for expenditure (AFE) for the proposed work or actual costs for similar projects. CG&A has reviewed a representative sample of the historical AFEs and the proposed drilling and completion capital costs applied in the valuation, and both the investment amounts and scheduling appear reasonable and reliable.

Severance and production taxes were applied at standard rates as published by the State of North Dakota and Montana. For North Dakota wells, severance taxes were applied at 11.5 percent of net oil revenue and at $0.0833 per MCF of net wet gas sales. For Montana production, the first 18 months of horizontal well production is taxed at 0.76 percent of revenue and at 9.26 percent of revenue thereafter. North Dakota and Montana do not assess ad valorem taxes on oil and gas sales.

While it may reasonably be anticipated that the future prices received for the sale of production may increase or decrease from existing levels, such changes were omitted from consideration in making this evaluation, in accordance with SEC guidelines.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 2 and 3 of the Appendix following this letter. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Government policies and market conditions different from those employed in this report may cause (1) the total quantity of oil or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report.  However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

The Company’s proved undeveloped reserves are for 104 proved undeveloped locations, with 97 targeting the Middle Bakken reservoir and 7 targeting the Three Forks formation. Each of these drilling locations proposed as part of the Company’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, the Company has indicated it has every intent to complete this development plan within the next five years. Furthermore, the Company has demonstrated that it has the proper company staffing, financial backing and prior development success to reasonably ensure this five-year development plan will be fully executed, assuming no significant adverse future changes from oil and gas prices and operating cost rates reflected in the estimation of proved reserves at the Effective Date.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 1 of the Appendix following this letter. Reserves for producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy. In general, these methods relied upon extrapolations of historical production and pressure data available through January 31, 2014 in those cases where such data were considered to be reliable.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using analogy with production performance of offsetting producing well(s) and nearby producing well(s).

Analogy with such producing wells provides a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Company properties, due to the mature nature of the Company’s properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this audit.

The estimation of economically recoverable oil and gas reserves and related future net cash flows requires consideration of many factors and assumptions as part of our analysis. Consideration is given to, but not limited to, the use of reservoir parameters derived from engineering and geoscience data which cannot be measured directly, forecasts of future production rates, and economic criteria based on current costs and SEC pricing requirements. As per SEC guidelines (see Appendix page 2), proved reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible from known reservoirs, under existing economic conditions, as of the effective date of the report. The Company has informed us that they have furnished us all of the engineering data, geoscience data, reports and other data required for this analysis.

General Discussion

An on-site field inspection of the properties has not been performed. The mechanical operation and condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. (“CG&A”). The Company’s estimates of abandonment costs for Bakken properties were used in this report. CG&A has not performed a detailed study of the abandonment costs or salvage values associated with the Company properties. Possible environmental liability related to the Company properties has not been investigated nor considered.

The estimates and forecasts were based upon interpretations of data furnished by the Company and other data available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third-party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Audit Opinion

In our opinion, the Company’s estimates of future reserves for the audited properties were prepared in accordance with generally accepted petroleum engineering and evaluation principles for the estimation of future reserves as set forth in the Society of Petroleum Engineers’ Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information. Furthermore, we found no bias in the utilization and analysis of data in estimates for these properties.

In our opinion, the overall proved reserves and future net cash flows as estimated by the Company are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.

In general, we were in reasonable agreement with the Company’s estimates of proved reserves, future production and discounted future net cash flow for the properties which we reviewed; however, in certain cases there was more than an acceptable variance between the Company’s estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to the Company when its reserve estimates were prepared. In these cases, the Company revised its estimates to be in alignment with our estimates. As such, it is our opinion that the data presented herein for the properties that we reviewed fairly reflect the estimated net reserves owned by Triangle USA Petroleum Corporation.

It should be understood that our audit and the development of our reserves forecasts do not constitute a complete reserve study of the oil and gas properties of the Company.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by the Company with respect to ownership interests, oil and gas production, historical costs of operation and developments, product prices, agreements relating to current and future operations and sales of production.  Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information, we did not rely on such information until we had properly resolved our questions or independently verified such information.

Professional Qualifications and Usage

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists.  The firm has provided petroleum consulting services to the oil and gas industry for over 50 years. This audit was supervised by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). Mr. Brooker received his Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin in 1989, and joined CG&A as a reservoir engineer in 1992.

This audit report was prepared exclusively for Triangle Petroleum Corporation and may not be used by other parties without prior written consent. We do not own an interest in the audited properties or Triangle Petroleum Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this audit. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Sincerely,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM (F-693)

W. Todd Brooker, P.E.
Senior Vice President